Filed by Lions Gate Entertainment Corp.

Form S-4 File No.:  333-212792

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Starz

Commission File No.:  001-35294

September 1, 2016

The following is an employee communication issued by Lions Gate Entertainment Corp. on September 1, 2016:

Q: Is this acquisition a good thing? What are the goals of the integration?

A: Yes! We believe that the combination of Lionsgate and Starz will create a global content powerhouse that gives the combined entity greater scale for attracting world-class talent, creating platform-defining content and distributing it with an incredible array of options.  The transaction unites two companies with strong brands and complementary assets and positions us to be an even stronger, more diversified, content-driven company.

When the transaction is complete, the combined entity will encompass: a world-class independent television business including nearly 90 series on more than 40 different networks; a feature film business that has generated an average of nearly $2 billion at the global box office each of the past four years; operation of or investment in 30 channel platforms around the world, including the flagship STARZ platform reaching more than 24 million U.S. subscribers, the STARZ ENCORE network with nearly 32 million subscribers and four OTT services; a 16,000-title film and television library; and a growing presence in location-based entertainment and video games driven by the company’s deep portfolio of brands and franchises.

Q: How long will the integration planning phase last? When will planning be complete?
A: We expect the transaction to close before year-end, meaning all planning for the combination should be completed by then as well. During this initial planning phase, the integration team members will develop function-specific plans and recommendations for integrating and aligning policies, procedures and technologies. Full integration in some areas may extend into 2017.

Q: How long will it take to move the organization to one company? When will changes start taking place?

A: Some quick process or system consolidations may be implemented shortly after the transaction closes. Broader initiatives may take up to 18 months to implement.

Q: Who is involved in the integration?
A: We have selected colleagues from both Lionsgate and Starz to serve on the integration team. As we progress in our planning, we will evaluate the need to include additional colleagues in our planning efforts.

Q: Are we engaging any external help with integration planning?

A: Deloitte Consulting has been engaged to assist us with integration planning. They will be on-site at Lionsgate for the next several weeks and will assist our integration teams with development of integration plans and recommendations.

Q: What happens next?
A: Until the transaction is complete, Starz and Lionsgate will remain separate companies, and it will be business as usual in our day-to-day responsibilities of delivering great entertainment to our customers. Over the longer term, the combination of Lionsgate and Starz will create exciting new opportunities that we expect to make our two companies even stronger and more dynamic.

Q: When will we hear more specifics about the changes that are going to happen?

 A: The Communications and Human Resources teams will update employees on a regular basis and provide information as it becomes available.

Q: What can I communicate externally?

A: Until close, please let our partners and customers know that it is business as usual. Lionsgate and Starz employees should not share any integration-related communications with external parties at this time.  We’re in the process of establishing procedures for both internal and external integration-related communications, and it’s important that communications relating to the company’s integration plans be made with a single unified voice.

Q: What is leadership’s philosophy on communications?

 A: Leadership is committed to open, timely and transparent communications with our employees.

Q: Where will the company be headquartered?

A: The combined company will be headquartered in Los Angeles.

Q: What will happen to the Denver, New York and other offices?

A: There will be a continued presence in Denver, New York and London as well as other offices.

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Caution Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-

looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the substantial investment of capital required to produce and market films and television series; increased costs for producing and marketing feature films and television series; budget overruns, limitations imposed by Lionsgate’s or Starz’s credit facilities and notes; unpredictability of the commercial success of Lionsgate’s or Starz’s motion pictures and television programming; risks related to Lionsgate’s or Starz’s acquisition and integration of acquired businesses; the effects of dispositions of businesses or assets, including individual films or libraries; the cost of defending Lionsgate’s or Starz’s intellectual property; technological changes and other trends affecting the entertainment industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Lionsgate’s ability to complete the acquisition and integration of Starz successfully; litigation relating to the transaction; and other factors that may affect future results of Lionsgate and Starz. Additional factors that could cause results to differ materially from those described above can be found in Lionsgate’s Annual Report on Form 10-K for the year ended March 31, 2016, and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2016, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Corporate” section of Lionsgate’s website, http://www.lionsgate.com, under the heading “Reports” and in other documents Lionsgate files with the SEC, and in Starz’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2016 and June 30, 2016, each of which is on file with the SEC and available in the “Starz Corporate” section of Starz’s website, http://www.Starz.com, under the subsection “Investor Relations” and then under the heading “SEC Filings” and in other documents Starz files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Lionsgate nor Starz assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Lionsgate has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Lionsgate and Starz and a Prospectus of Lionsgate, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the Joint Proxy Statement included therein is in preliminary form. The proposed transaction involving Lionsgate and Starz will be submitted to Starz’s stockholders and Lionsgate’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF LIONSGATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lionsgate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lionsgate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

Participants in the Solicitation

Lionsgate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Lionsgate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 28, 2016, and certain of its Current Reports on Form 8-K.  Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.